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                                                                    EXHIBIT (C)3

                      BROWN, GIBBONS, LANG & COMPANY, L.P.
                               INVESTMENT BANKERS

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
       1111 SUPERIOR AVENUE, SUITE 900            225 WEST WASHINGTON STREET, 9TH FLOOR
            CLEVELAND, OHIO 44114                        CHICAGO, ILLINOIS 60606
                (216) 241-2800                                (312) 658-1600
          TELECOPIER (216) 241-7417                     TELECOPIER (312) 368-1988
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January 5, 1996

Mr. Scott F. Drill
Varitronic Systems, Inc.
300 Interchange North
300 Highway 169 South
Minneapolis, MN 55426

Dear Scott:

     This will confirm the understanding and agreement between Brown, Gibbons, Lang & Company, L.P. (BGL) and Varitronic Systems, Inc. ("Varitronic" or the "Company") as follows:

          1. The Company hereby engages BGL to act as exclusive financial advisor to the Company (together with its affiliates, subsidiaries, successors, properties and principals, the "Company") in connection with a potential Transaction involving the Company. For purposes hereof, a "Transaction" shall mean, whether in one or a series of transactions, the sale or other transfer, directly or indirectly, of all or a substantial portion of the assets or securities of the Company or any other extraordinary corporate transaction involving the Company, whether by way of a merger or consolidation, reorganization, recapitalization or restructuring, negotiated purchase, minority investment or partnership, collaborative venture or otherwise, or any combination of the aforementioned.

          2. BGL hereby accepts the engagement described in paragraph 1 and, in that connection, agrees to:

             (a) review the business and operations of the Company and its historical and projected financial condition and results of operations;

             (b) assist the Company in the preparation and negotiation of any confidentiality agreement to be entered into by third parties in connection with a Transaction;

             (c) assist the Company in presentations, discussions, due diligence and negotiations relating to a Transaction;

             (d) only if so specifically instructed by the Board of Directors of the Company in writing, identify potential parties to a transaction (other than W. H. Brady Co.) and contact such parties and/or their representatives on behalf of the Company, and assist the Company in the preparation of a confidential information package describing the Company and its operations;

             (e) advise the Company as to the timing, structure and pricing of a Transaction;

             (f) provide such other financial advisory and investment banking services as are customary for similar transactions and as may be mutually agreed upon by the Company and BGL;

             (g) keep and maintain all non-public information which BGL receives concerning the Company confidential, limit its disclosure internally only to those employees who have been appropriately admonished concerning its confidential nature and have a need to know, use it or disclose it to third parties only as contemplated by this agreement or as required by law, and return
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        to Varitronic or destroy, upon request, all writings or other tangible materials furnished to BGL containing such information and,

             (h) BGL will (i) render an opinion, in such form as it shall consider appropriate (if requested by the Company, such opinion shall be in writing) as to the fairness, from a financial point of view, to the Company's common stockholders of the consideration to be received by such stockholders in the Possible Transaction or (ii) advise the Board of Directors that it is unable to render such an opinion due to the inadequacy of such consideration.

          3. As compensation for BGL's services hereunder, the Company hereby agrees to pay BGL the following fees:

             (a) A retainer fee of $50,000 to BGL will be due upon execution of this Agreement. This retainer fee will be fully credited against the transaction fee payable in section 3(b) hereof.

             (b) A transaction fee (the "Transaction Fee") equal to a percentage of the Transaction Value (as defined immediately below):

               5% (five percent) of the first $1 million, plus
           4% (four percent) for the second $1 million, plus
           3% (three percent) for the third $1 million, plus
           2% (two percent) for the fourth $1 million, plus
           1% (one percent) of the amount in excess of $4 million up to $40 million, plus
           2.5% (two point five percent) of the Transaction Value in excess of $40 million,

payable in cash promptly upon consummation of a Transaction if, during the term of this agreement or within 12 months thereafter, a Transaction is consummated or definitive agreement is entered into that subsequently results in a Transaction.

     "Transaction Value" shall mean the total proceeds and other consideration paid or received in connection with a Transaction (which consideration shall be deemed to include amounts in escrow), including, without limitation: (i) cash,
(ii) notes, securities and other property; (iii) the present value of any payments made in installments; (iv) the present value of any amounts payable under consulting agreements, agreements not to compete or similar arrangements entered into in connection with a Transaction (including such payments to management); (v) the present value of any contingent payments (whether or not related to future earnings or operations); and (vi) if the Transaction involves the disposition of assets, the net value of current assets not sold. In addition to the foregoing, Transaction Value shall also include the value of any equity interest retained by any of the current owners of the Company. For purposes of computing any fees payable to BGL hereunder, non-cash consideration shall be valued as follows: (x) publicly traded securities shall be valued at the average of their bid/ask closing prices (as reported in The Wall Street Journal) for the five trading days prior to the closing of the Transaction and (y) any other non-cash consideration shall be valued at the fair market value thereof as determined in good faith by the Company and BGL.

     4. In addition to any fees that may be payable to BGL hereunder (and regardless for whether a Transaction occurs), the Company hereby agrees from time to time upon request to reimburse BGL promptly for travel and other out-of-pocket expenses incurred by BGL in performing its services hereunder, including, without limitation, the reasonable fees and expenses of its legal counsel.

     5. Recognizing that BGL's role is advisory, the Company agrees to indemnify and hold harmless BGL, its affiliates and their respective officers, directors, employees, agents and controlling persons (collectively, the "Indemnified Parties"), from and against any losses, claims, damages and liabilities, joint or several, related to or arising in any manner out of any transaction, proposal or any other matter (collectively, the "Matters") contemplated by the engagement of BGL hereunder, and will promptly reimburse the Indemnified Parties for all expenses (including fees and expenses of legal counsel) as incurred in connection with the investigation of, preparation for or defense of any pending or threatened claim related to or rising in any manner out of the engagement of BGL hereunder, or any action or proceeding arising therefrom (collectively, "Proceedings"), as whether or not such Indemnified Party is a formal party to any such Proceeding. Notwithstanding the

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foregoing, the Company shall not be liable in respect of any losses, claims, damages, liabilities or expenses that a court of competent jurisdiction shall have determined by final judgment resulted solely from the gross negligence or willful misconduct (including breach of contract) of an Indemnified Party. The Company further agrees that it will not, without the prior written consent of BGL, settle, compromise or consent to the entry of any judgment in any pending or threatened Proceeding in respect of which indemnification may be sought hereunder (whether or not BGL and each other Indemnified Party hereunder from all liability arising out of such Proceeding).

     The Company agrees that if any indemnification or reimbursement sought pursuant to this letter were for any reason not to be available to any Indemnified Party or insufficient to hold it harmless as and to the extent contemplated by this letter, then the Company shall contribute to the amount paid or payable by such Indemnified Party in respect of losses, claims, damages and liabilities in such proportion as is appropriate to reflect the relative benefits to the Company and its stockholders on the one hand, and BGL on the other, in connection with the Matters to which such relative benefits but also the relative faults of such parties as well as any other equitable considerations. It is hereby agreed that the relative benefits to the Company and/or its stockholders and to BGL with respect to BGL's engagement shall be deemed to be in the same proportion as (i) the total value paid or received or to be paid or received by the Company and/or its stockholders pursuant to the Matters (whether or not consummated) for which BGL is engaged to render financial advisory services bears to (ii) the fees paid to BGL in connection with such engagement. In no event shall the Indemnified Parties contribute or otherwise be liable for an amount in excess of the aggregate amount of fees actually received by BGL pursuant to such engagement (excluding amounts received by BGL as reimbursement of expenses).

     The indemnity, reimbursement and contribution obligations of the Company shall be in addition to any liability which the Company may otherwise have and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company or an Indemnified Party.

     The indemnity, reimbursement and contribution provisions set forth herein shall remain operative and in full force and effect regardless of (i) any withdrawal, termination or consummation of or failure to initiate or consummate any Matter referred to herein, (ii) any investigation made by or on behalf of any party hereto or any person controlling (within the meaning of Section 15 of the Securities Act of 1933, as amended, or Section 20 of the Securities Exchange Act of 1934, as amended) any party hereto, (iii) any termination or the completion or expiration of this letter or BGL's engagement and (iv) whether or not BGL shall, or shall not be called upon to, render any formal or informal advice in the course of such engagement.

     6. (a) The Company recognizes and confirms that BGL, in acting pursuant to this engagement, will be using information in reports and other information provided by others, including without limitation, information provided by or on behalf of the Company, and BGL does not assume responsibility for and may relay, without independent verification, on the accuracy and completeness of any such reports and information. The Company hereby warrants that any information relating to the Company that is furnished to BGL by or on behalf of the Company will be fair, accurate and complete and will not contain any material omissions or misstatements of fact. The Company agrees that any information or advice rendered by BGL or its representatives in connection with this engagement is for the confidential use of the Company's Board of Directors only in its evaluation of a Transaction and, except as otherwise required by law, the Company will not and will not permit any third party to disclose or otherwise refer to such advice or information in any manner without BGL's prior written consent.

     (b) The Company agrees that, at all times during the Engagement, the Company will give BGL (i) notice of any material development affecting the Company as soon as reasonably practicable, but not later than the time at which an announcement of any such development is released to the general public or any other party, (ii) copies of any financial reports as soon as reasonably practicable, but not later than the earliest time the Company makes the same available to others, and (iii) such other information concerning the business and financial condition of the Company as BGL may from time to time reasonably request.

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     7. The Company agrees that after the closing of a Transaction, BGL has the right to place advertisements in financial and other newspapers and journals at its own expense describing its services to the Company hereunder.

     8. Subject to the provisions of paragraphs 2(g), 3 (but only for the period provided in 3(b)), 4, 5 and 6(a) which shall survive any termination of this Agreement, either BGL or the Company may terminate BGL's engagement hereunder at any time without cause by giving the other party at least 10 days' prior written notice of termination.

     9. We understand and you agree, that there are not brokers, representatives or other persons which have an interest in compensation due BGL from this transaction.

     10. This Agreement may not be amended or modified except in writing. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio, regardless of the laws that might otherwise govern under applicable principles for conflicts of law thereof.

     11. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof, and supersedes any prior oral or written agreements or understandings.

If the foregoing correctly sets forth the understanding and agreement between BGL and the Company, please so indicate in the space provided for that purpose below, whereupon this letter shall constitute a binding agreement.

BROWN, GIBBONS, LANG & CO. L.P.

BY: /s/ WILLIAM R. NORTON

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     William R. Norton
     Senior Vice President

AGREED:

BY: /s/ SCOTT F. DRILL

     --------------------------------------------------------
     Scott F. Drill
     Chairman, President and Chief Executive Officer
     Varitronic Systems, Inc.

Date: January 5, 1996

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